Exhibit 99.1

Scinai Immunotherapeutics Announces Closing of $4.0 Million Financing Through a Private Placement and Warrant Inducement

JERUSALEM, October 16, 2026 /PRNewswire/ -- Scinai Immunotherapeutics Ltd. (NASDAQ: SCNI) (“Scinai” or the “Company”), a biopharmaceutical company operating a growing contract development and manufacturing organization (“CDMO”) alongside an immunology-focused therapeutic development platform, today announced the closing of its previously announced private placement of 2,458,334 American Depositary Shares (“ADSs”) (or pre-funded warrants in lieu thereof), each ADS representing 40,000 ordinary shares, together with Series A-1 Warrants to purchase up to 3,687,501 ADSs (the “Private Placement”).

In addition, the Company has closed the previously announced immediate exercise of warrants to purchase up to 879,194 ADSs (the “Existing Warrants”) at a reduced exercise price of $1.20 per ADS and issuance of additional Series A-1 Warrants to purchase up to 1,318,791 ADSs (the “New Warrants”).

With the transactions now closed and proceeds received, the Company intends to use the net proceeds, together with its existing cash resources, to advance current customer programs, pursue additional CDMO contracts and continue selective investment in its immunotherapy pipeline.

“Completing this financing, alongside our recently announced CDMO agreement, strengthens our ability to execute customer programs, develop our CDMO platform and selectively advance our immunotherapy pipeline,” said Amir Reichman, Chief Executive Officer of Scinai. “The recent CDMO agreement establishes a framework for an integrated program with successive phases, and we are looking towards the later work packages to become committed as the program progresses.

“Based on our current operating plan and budget, existing cash resources, net financing proceeds and expected cash collections under committed customer orders and our broader CDMO sales plan, we estimate an operating runway to late 2027. Activation of the later phases, together with the associated cash receipts and after accounting for their delivery costs, could extend that runway into 2028. Both estimates depend on achievement of our sales and collection assumptions, timely customer payments and successful execution, and remain subject to customer termination rights and changes in our plans and costs. We may consider financing opportunities from time to time to support our strategic objectives, pursue growth opportunities or address evolving business needs.”

The aggregate gross proceeds from the private placement and the warrant inducement transaction were approximately $4.0 million, before deducting placement agent fees and expenses. These proceeds exclude any future proceeds from the exercise of the newly issued Series A-1 warrants.

A.G.P./Alliance Global Partners acted as the sole placement agent for the transactions.

ABOUT THIS OFFERING

The ADSs issued upon exercise of the Existing Warrants have been registered for resale pursuant to the Company’s effective registration statement on Form F-3 (File No. 333-295698). The ADSs and warrants issued in the private placement, the New Warrants and the securities underlying those warrants have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or applicable state securities laws. The offer and sale of the securities in the private placement and the New Warrants was made in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. Accordingly, these unregistered securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. The Company has agreed to file a registration statement with the SEC to register for resale the ADSs issued in the private placement, the ADSs issuable upon exercise of the pre-funded warrants and New Warrants, and the underlying ordinary shares.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Scinai Immunotherapeutics

Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) is a biopharmaceutical company operating a growing contract development and manufacturing organization alongside an immunology-focused therapeutic development platform.

Through its wholly owned subsidiary, Scinai Biopharma Services Ltd., the Company provides development and manufacturing services to biotechnology and pharmaceutical companies at its facilities in Jerusalem and Yavne, Israel. Scinai also advances its NanoAb platform through research collaboration and license arrangements with the Max Planck Society and University Medical Center Göttingen, both in Germany.

For more information, please visit: www.scinai.com

Company Contacts

Business Development | +972 8 930 2529 | bd@scinai.com

Investor Relations, Allele Capital Partners | Brian DeBeer | +1 (561) 388-8178 | Brian.DeBeer@scinai.com

Forward-Looking Statements

This press release contains forward-looking statements under applicable U.S. securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among other things, statements regarding the anticipated use of proceeds; the expected benefits of the financing; the Company’s liquidity, cash runway and future financing needs; expected customer cash collections; anticipated activation, timing and performance of additional CDMO work packages; and the expansion of its CDMO platform and advancement of customer programs and its immunotherapy pipeline.

Actual outcomes may differ materially from current expectations. Relevant risks include changes in operating plans, budgets or capital requirements, including those arising from growth opportunities; technical, analytical, manufacturing, quality or regulatory difficulties; delays in equipment, materials or third-party services which can lead to delays in payments; changes in customer requirements or development plans; failure or delay in agreeing final scope and pricing or obtaining bilateral written activation and related purchase orders for additional work packages; contractual modification or termination, including termination for convenience; delayed payments; failure to meet milestones; and differences between anticipated billings, cash collections and recognized revenue. Additional risks include financing requirements and the availability of additional capital on acceptable terms, market conditions, competition, geopolitical conditions and the other risks described in the Company’s Annual Report on Form 20-F and subsequent filings with the U.S. Securities and Exchange Commission.

Forward-looking statements reflect expectations as of the date of this release. Scinai undertakes no obligation to update them except as required by law.